Response to sub-item 77E (legal proceedings):

On June 1, 2015, Neuberger Berman High Income Bond Fund was served with a lawsuit filed in the United States Bankruptcy Court for the Southern District of New York, entitled Motors Liquidation Company Avoidance Action Trust vs. JPMorgan Chase Bank, N.A. et al. and numbered Adv. No. 09-00504
(REG).In addition to the fund, the lawsuit also names over five hundred other institutional investors as defendants.The lawsuit does not allege any misconduct by the defendants, but seeks to recover payments made by General Motors Corporation (n/k/a Motors Liquidation Company) and its affiliates (collectively, GM) to the defendants shortly prior to and after GMs Chapter 11 bankruptcy filing on June 1, 2009 (the Petition Date).The complaint alleges that GM made the payments to the defendants under a certain term loan agreement, dated as of November 29, 2006, as amended by that first amendment dated as of March 4, 2009 (the Term Loan Agreement); that the payments occurred both during the ninety (90) days prior to the Petition Date (the Preference Period) and after the Petition Date when all amounts due under the Term Loan Agreement were paid in full in connection with GMs postpetition financing (the Postpetition Transfers); that the lien purportedly securing the Term Loan Agreement was not perfected as of the Petition Date; and that the lenders under the Term Loan Agreement should therefore have been treated as unsecured creditors rather than paid in full as secured creditors.The plaintiff seeks avoidance of the lien securing the Term Loan Agreement as unperfected under Section 544(a) of the Bankruptcy Code; disgorgement of all amounts paid to the defendants during the Preference Period (plus interest) under Section 547 of the Bankruptcy Code; disgorgement of all amounts paid to the defendants as Postpetition Transfers (plus interest) under Section 549 of the Bankruptcy Code; and disallowance of any bankruptcy claims of the defendants against GM until they repay all such amounts under Section 502(d) of the Bankruptcy Code. Neuberger Berman High Income Bond Fund cannot predict the outcome of the lawsuit.If the lawsuit were to be decided or settled in a manner adverse to the fund, the payment of such judgment or settlement could have an adverse effect on the funds net asset value.However, no liability for litigation relating to this matter has been accrued in the financial statements as neither the likelihood nor the amount of any liability can reasonably be determined at this time.